SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
                                      1934
                      For the year ended December 31, 1999

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
          For the transition period from_____________ to_______________

                        Commission file number: 333-33051



A. Full title and address of the plan, if different from that of the issuer named below:

                            PRIMEX TECHNOLOGIES, INC.
                RETIREMENT INVESTMENT MANAGEMENT EXPERIENCE PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Primex Technologies, Inc.
                            10101 Ninth Street North
                          St. Petersburg, FL 33716-3807

                              REQUIRED INFORMATION

1.   Not Applicable

2.   Not Applicable

3.   Not Applicable

4. The Primex Technologies, Inc. Retirement Investment Management Experience Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

(23)     Consent of  Independent Auditors

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.


                                        Primex Technologies, Inc.
                                        Retirement Investment Management
                                        Experience Plan


Date: June 28, 2000                           /s/ George H. Pain
                                        ------------------------------
                                        Vice President, General Counsel and
                                        Secretary

                                   APPENDIX I



                 Primex Technologies, Inc. Retirement Investment
                           Management Experience Plan

             Audited Financial Statements and Supplemental Schedules

                     December 31, 1999 and December 31, 1998




                                    Contents

Independent Auditors' Report .........................................................................4

Audited Financial Statements

Statements of Net Assets Available for Benefits with Fund Information.................................5
Statement of Changes in Net Assets Available for Benefits with Fund Information.......................9
Notes to Financial Statements........................................................................11


Supplemental Schedules

Item 27a--Schedule of Assets Held for Investment Purposes.............................................19
Item 27d--Schedule of Reportable Transactions.........................................................20

                          Independent Auditors' Report
                          ----------------------------


Plan Administrator
Primex Technologies, Inc.
Retirement Investment Management
Experience Plan:

We have audited the accompanying statements of net assets available for benefits of Primex Technologies, Inc. Retirement Investment Management Experience Plan as of December 31, 1999 and the related statements of changes in net assets available for benefits for the year then ended and the schedules of assets held for investment purposes and of reportable transactions as of and for the year ended December 31, 1999. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements and schedules of Primex Technologies, Inc. Retirement Investment Management Experience Plan as of December 31, 1998 were audited by other auditors whose report dated June 17, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Primex Technologies, Inc. Retirement Investment Management Experience Plan as of December 31, 1999, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.




                                       /s/ Kirkland, Russ, Murphy & Tapp



  June 7, 2000

                 PRIMEX TECHNOLOGIES, INC. RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1999


                                                               Participant Directed
                               ----------------------------------------------------------------------------------------------
                               Wachovia     Wachovia      Dodge        BGI          Columbia        Norwest       American
                                 Money        Fixed       & Cox      Equity         Large Cap      Small Cap       Funds
                                Market       Income      Balanced      Index         Equity         Equity       EuroPacific
                                 Fund         Fund        Fund        Fund H          Fund           Fund           Fund
                               --------     --------     --------    -------        ---------      ---------     -----------
ASSETS
------

Investments at fair value:
    Money market fund      $ 6,593,625      230,608       34,371       56,407            714          16,873          10,846
    Mutual funds                     -    6,740,560   13,241,071   20,271,618     11,243,115       5,002,385       5,552,798
    Equity securities                -            -            -            -              -               -               -
    Participant loans                -            -            -            -              -               -               -
                             ---------    ---------   ----------   ----------     ----------       ---------       ---------
                             6,593,625    6,971,168   13,275,442   20,328,025     11,243,829       5,019,258       5,563,644

Receivables:
    Employer contributions      10,558        5,469      295,836       33,955         19,213          10,338          10,211
    Other                            -            -        5,492            -              -          49,822               -
                             ---------    ---------   ----------   ----------     ----------       ---------       ---------

       Total receivables        10,558        5,469      301,328       33,955         19,213          60,160          10,211

Cash (overdraft)                28,720      (55,186)      (5,492)      11,957         59,452         (60,873)        (21,329)
                             ---------    ---------   ----------   ----------     ----------       ---------       ---------

    Total assets             6,632,903    6,921,451   13,571,278   20,373,937     11,322,494       5,018,545       5,552,526

LIABILITIES
-----------

Accrued expenses                   210            -            -       40,606         50,514               -           1,182
                             ---------    ---------   ----------   ----------     ----------       ---------       ---------

Net assets available for
 benefits                  $ 6,632,693    6,921,451   13,571,278   20,333,331     11,271,980       5,018,545       5,551,344
                             =========    =========   ==========   ==========     ==========       =========       =========


See accompanying notes to financial statements and independent auditors' report.                   (continued)

                                                                                                    Employer
                                                 Participant Directed                               Directed
                               -----------------------------------------------------------          --------
                               Olin              Arch
                              Common            Common          Primex                               Primex
                               Stock             Stock          Common         Participant           Common
                               Fund              Fund         Stock Fund          Loans            Stock Fund           Total
                              ------            ------        ----------       -----------         ----------           -----

ASSETS
------

Investments at fair value:
  Money market fund         $   231,328           91,247          919,605               -                   -          8,185,624
  Mutual funds                        -                -                -               -                   -         62,051,547
  Equity securities           6,274,678        3,477,635        9,752,849               -          14,247,078         33,752,240
  Participant loans                   -                -                -       3,690,678                   -          3,690,678
                              ---------        ---------       ----------       ---------          ----------        -----------
                              6,506,006        3,568,882       10,672,454       3,690,678          14,247,078        107,680,089

Receivables:
  Employer contributions              -                -           20,398               -                   -            405,978
  Other                               -                -                -               -                   -             55,314
                              ---------        ---------       ----------       ---------          ----------        -----------

    Total receivables                 -                -           20,398               -                   -            461,292

Cash (overdraft)                 (8,101)             429          (10,277)             30                   -            (60,670)
                              ---------        ---------       ----------       ---------          ----------        -----------

    Total assets              6,497,905        3,569,311       10,682,575       3,690,708          14,247,078        108,080,711

LIABILITIES
-----------

Accrued expenses                      -                -                -               -                   -             92,512
                              ---------        ---------       ----------       ---------          ----------        -----------

Net assets available for
 benefits                   $ 6,497,905        3,569,311       10,682,575       3,690,708          14,247,078        107,988,199
                              =========        =========       ==========       =========          ==========        ===========


See accompanying notes to financial statements and independent auditors' report.

                 PRIMEX TECHNOLOGIES, INC. RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1998

                                                                 Participant Directed
                             -------------------------------------------------------------------------------------------------
                               Wachovia      Wachovia      Dodge          BGI        Columbia       Norwest         American
                                 Money         Fixed       & Cox        Equity       Large Cap     Small Cap          Funds
                                Market        Income     Balanced        Index        Equity        Equity         EuroPacific
                                 Fund          Fund        Fund         Fund H         Fund          Fund             Fund
                             ------------   ----------  ----------   -----------   ----------     ----------      ------------

ASSETS
------

Investments at fair value:
Money market fund          $ 4,602,870     227,925             -            -              -               -               -
Mutual funds                         -   8,036,732     8,658,386   17,042,767      8,460,251       4,537,271       2,979,240
Equity securities                    -           -             -            -              -               -               -
Participant loans                    -           -             -            -              -               -               -
                             ---------   ---------     ---------   ----------      ---------       ---------       ---------
                             4,602,870   8,264,657     8,658,386   17,042,767      8,460,251       4,537,271       2,979,240

Receivables:
Employer contributions           8,546       4,883       334,857       32,102         15,505          10,787           7,064
Participant contributions       14,732      25,112        17,651       55,064         24,829          23,101          12,067
    Other                       41,524           -             -            -              -               -               -
                             ---------   ---------     ---------   ----------      ---------       ---------       ---------

    Total Receivables           64,802      29,995       352,508       87,166         40,334          33,888          19,131

Cash (overdraft)                16,359         341           955       23,517          1,749            (570)            303
                             ---------   ---------     ---------   ----------      ---------       ---------       ---------

    Total assets             4,684,031   8,294,993     9,011,849   17,153,450      8,502,334       4,570,589       2,998,674

LIABILITIES
-----------

Accrued expenses                 5,408           -             -            -              -          23,101               -
Payable for securities
 purchased                           -           -        18,606       78,581         26,578            (570)         12,370
                             ---------   ---------     ---------   ----------      ---------       ---------       ---------

    Total liabilities            5,408           -        18,606       78,581         26,578          22,531          12,370
                             ---------   ---------     ---------   ----------      ---------       ---------       ---------

Net assets available for
 benefits                  $ 4,678,623   8,294,993     8,993,243   17,074,869      8,475,756       4,548,058       2,986,304
                             =========   =========     =========   ==========      =========       =========       =========


See accompanying notes to financial statements and independent auditors' report.                   (continued)


                                                                                     Employer
                                                  Participant Directed               Directed
                                 ------------------------------------------          --------
                                  Olin
                                 Common          Primex                             Primex
                                  Stock          Common        Participant          Common
                                  Fund         Stock Fund         Loans           Stock Fund             Total
                                 ------        ----------      -----------        ----------             -----

ASSETS
------

Investments at fair value:
  Money market fund        $     429,664         965,096              19                   -            6,225,574
  Mutual funds                         -               -               -                   -           49,714,647
  Equity services             11,096,716       9,265,629               -          12,753,112           33,115,457
  Participant loans                    -               -       3,277,293                   -            3,277,293
                              ----------      ----------       ---------          ----------           ----------
                             11,526,380      10,230,725       3,277,312          12,753,112           92,332,971

Receivables:
  Employer contributions               -          22,787               -              74,170              510,701
  Participant contributions            -          44,166               -                   -              216,722
  Other                                -               -               -                   -               41,524
                              ----------      ----------       ---------          ----------           ----------

     Total receivables                -          66,953               -              74,170              768,947

Cash (overdraft)                 (9,324)         (6,757)              -                   -               26,573
                             ----------      ----------       ---------          ----------           ----------

     Total assets            11,517,056      10,290,921       3,277,312          12,827,282           93,128,491

LIABILITIES
-----------

Accrued expenses                      -               -               -                   -               28,509
Payable for securities
 purchased                            -               -               -                   -              135,565
                             ----------      ----------       ---------          ----------           ----------

     Total liabilities                -               -               -                   -              164,074
                             ----------      ----------       ---------          ----------           ----------

Net assets available for
 benefits                  $ 11,517,056      10,290,921       3,277,312          12,827,282           92,964,417
                             ==========      ==========       =========          ==========           ==========

See accompanying notes to financial statements and independent auditors' report.

                 PRIMEX TECHNOLOGIES, INC. RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year Ended December 31, 1999

                                                                      Participant Directed
                                    ------------------------------------------------------------------------------------------------
                                     Wachovia     Wachovia         Dodge         BGI       Columbia       Norwest         American
                                       Money        Fixed          & Cox       Equity      Large Cap     Small Cap          Funds
                                      Market       Income        Balanced       Index       Equity        Equity         EuroPacific
                                       Fund         Fund           Fund        Fund H        Fund          Fund             Fund
                                    ---------    -----------   ----------   -----------  ----------     ----------      ------------

Additions to net assets:
  Investment income:
    Interest and dividends        $   296,781       455,457    1,291,073             8      649,818          1,658         195,232
    Net realized and unrealized
      appreciation (depreciation)
      on investments                   57,175      (528,722)     (42,201)    3,561,300    1,617,526        748,947       1,638,318
                                   ----------     ---------   ----------    ----------   ----------      ---------       ---------
                                      353,956       (73,265)   1,248,872     3,561,308    2,267,344        750,605       1,833,550

Contributions:
  Employer - retirement                73,324        49,054    3,106,978       291,828      160,839         80,290          65,981
  Employer - 401k match                     -             -            -             -            -              -               -
  Participant                         377,265       615,682    1,417,032     1,698,774      889,218        566,020         380,346
  Rollovers                           628,676       137,567      302,965       360,484      211,944         85,760          91,689
                                   ----------     ---------   ----------    ----------   ----------      ---------       ---------

          Total additions           1,433,221       729,038    6,075,847     5,912,394    3,529,345      1,482,675       2,371,566
                                   ----------     ---------   ----------    ----------   ----------      ---------       ---------

Deductions from net assets:
  Benefit payments                  1,138,863       952,613    1,164,637     2,518,242      951,334        502,946         360,509
  Administrative expenses              23,131        30,513       30,747        26,630          216         (8,792)             29
                                   ----------     ---------   ----------    ----------   ----------      ---------       ---------

          Total deductions          1,161,994       983,126    1,195,384     2,544,872      951,550        494,154         360,538

Net increase (decrease) before
 interfund transfers                  271,227      (254,088)   4,880,463     3,367,522    2,577,795        988,521       2,011,028
Net interfund transfers             1,682,843    (1,119,454)    (302,428)     (109,060)     218,429       (518,034)        554,012
                                   ----------     ---------   ----------    ----------   ----------      ---------       ---------

          Net increase (decrease)   1,954,070    (1,373,542)   4,578,035     3,258,462    2,796,224        470,487       2,565,040

Net assets available for benefits
 at beginning of year               4,678,623     8,294,993    8,993,243    17,074,869    8,475,756      4,548,058       2,986,304
                                   ----------     ---------   ----------    ----------   ----------      ---------       ---------

Net assets available for benefits
 at end of year                   $ 6,632,693     6,921,451   13,571,278    20,333,331   11,271,980      5,018,545       5,551,344
                                   ==========     =========   ==========    ==========   ==========      =========       =========


See accompanying notes to financial statements and independent auditors' report.                                         (continued)

                                                                                                        Employer
                                                          Participant Directed                          Directed
                                      --------------------------------------------------------          --------
                                       Olin            Arch
                                      Common          Common          Primex                             Primex
                                       Stock           Stock          Common       Participant           Common
                                       Fund            Fund         Stock Fund        Loans            Stock Fund          Total
                                      ------          ------        ----------     -----------         ----------          -----

Additions to net assets:
  Investment income:
    Interest and dividends        $    332,834         110,965        (78,145)       308,014             463,904          4,027,599
    Net realized and unrealized
      appreciation (depreciation)
      on investments                   (60,927)        384,217       (195,905)             -            (316,144)         6,863,584
                                    -----------      ---------     ----------      ---------          ----------         ----------
                                       271,907         495,182       (274,050)       308,014             147,760         10,891,183

Contributions:
   Employer - retirement                     -               -         83,048              -                   -          3,911,342
   Employer - 401k match                     -               -              -              -           2,781,151          2,781,151
   Participant                               -               -      1,291,537             29                   -          7,235,903
   Rollovers                                 -               -        291,774              -                   -          2,110,859
                                    -----------      ---------     ----------      ---------          ----------         ----------

       Total additions                 271,907         495,182      1,392,309        308,043           2,928,911         26,930,438
                                    -----------      ---------     ----------      ---------          ----------         ----------

Deductions from net assets:
   Benefit payments                    633,609         389,238      1,163,081        324,224           1,611,962         11,711,258
   Administrative expenses              30,392             185          3,170              -              59,177            195,398
                                    -----------      ---------     ----------      ---------          ----------         ----------

        Total deductions               664,001         389,423      1,166,251        324,224           1,671,139         11,906,656

Net increase (decrease) before
   interfund transfers                (392,094)        105,759        226,058        (16,181)          1,257,772         15,023,782
Net interfund transfers             (4,627,057)      3,463,552        (32,707)       429,577             360,327                  -
                                    -----------      ---------     ----------      ---------          ----------         ----------

        Net increase (decrease)     (5,019,151)      3,569,311        193,351        413,396           1,618,099         15,023,782

Net assets available for benefits
   at beginning of year             11,517,056               -     10,290,921      3,277,312          12,827,282         92,964,417
                                    -----------      ---------     ----------      ---------          ----------         ----------

Net assets available for benefits
   at end of year                 $  6,497,905       3,569,311     10,484,272      3,690,708          14,445,381        107,988,199
                                    ==========       =========     ==========      =========          ==========        ===========


See accompanying notes to financial statements and independent auditors' report.

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)      Description of Plan
         -------------------

         The following description of the Primex Technologies, Inc. Retirement Investment Management Experience Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      General
                  -------

                  The Plan is a defined contribution plan covering all employees of Primex Technologies, Inc. (Company). Employees covered by a collective bargaining agreement are not eligible to share in profit-sharing or other discretionary Company contribution features of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                  The Plan was amended effective October 1, 1998 to allow eligible non-bargaining employees hired on or after October 1, 1998 to automatically become participants in the Plan and have 3% of their compensation deducted from their pay and contributed to the Plan, unless they elect out of making this automatic contribution or elect a different rate of contribution. This automatic enrollment and contribution feature does not apply to collectively bargained employees, unless the collective bargaining agreement covering them so provides.

                  On November 6, 1998, the Company acquired CMS, Inc. (which was subsequently merged into its wholly owned subsidiary Hitech Holdings, Inc.) and Defense Research, Incorporated (Hitech Holdings, Inc. and Defense Research, Incorporated, collectively referred to as CMS). Effective November 1, 1998, the Plan was amended to allow employees who were employed by CMS as of November 6, 1998 and previously making salary reduction contributions under a 401(k) plan sponsored by CMS (CMS 401(k) plan) to make salary deferrals into the Plan at the rates being made under the CMS 401(k) plan unless such participants elected to change or cease making such contributions. CMS employees who were not contributing to the former CMS 401(k) plan became subject to the automatic 3% contribution feature effective as of January 1, 1999.

                  As of February 8, 1999, the specialty chemicals business of Olin Corporation (Olin) was spun-off into a new publicly-traded company known as Arch Chemicals, Inc. A stock dividend was issued to shareholders of Olin common stock as of the record date, February 1, 1999, in an amount equal to one share of Arch common stock for each two shares of Olin common stock held on February 1, 1999. These shares are reflected in the Arch Common Stock Fund.
                                                                     (continued)

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                    Notes to Financial Statements - Continued


(1)      Description of Plan - Continued
         -------------------------------

         (b)     Contributions
                 -------------

                 Each year, participants may contribute up to 15% of pre-tax annual compensation or 18% of after-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company 401(k) matching contributions are 50% of the first 6% of compensation that a participant contributes to the Plan. Company 401(k) matching contributions are made to the Primex Common Stock Fund and cannot be directed by participants.

                  Under the Plan, the Company provides for an age weighted retirement contribution to non-bargaining employees of the Company. In 1999 and 1998, the Company made discretionary retirement contributions of $3,911,342 and $4,103,056, respectively, to the Plan. These contributions were allocated to participants based on age and compensation levels as defined by the Plan. Participants may direct retirement contributions to any investment option. Former CMS employees are not currently eligible to participate in discretionary retirement contributions.

         (c)     Participant Accounts
                 --------------------

                 Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with a monthly administrative expense of $3.50. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         (d)     Vesting
                 -------

                 Participants are immediately vested in their contributions, plus actual earnings thereon and become fully vested in all Company contributions following two full years of employment.


                                                                     (continued)

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                    Notes to Financial Statements - Continued


(1)      Description of Plan - Continued
         -------------------------------

         (e)      Investment Options
                  ------------------

                  Upon enrollment in the Plan, a participant may direct employee contributions to any of the following investment options with the exception of the Olin Common Stock Fund and the Arch Common Stock Fund. Options are listed by registered fund name followed by the fund name used by the Plan, in parentheses. Participants may change their investment options daily.

                  Wachovia Short-Term Investment Fund (Wachovia Money Market
                  Fund) - This money market fund invests in high-quality financial instruments, including commercial paper, demand notes, time deposits and certificates of deposit with an average maturity of approximately 30 days.

                  Wachovia Fixed Income Fund (Wachovia Fixed Income Fund) - This fund invests in high-grade fixed income obligations, including those of the U.S. Government and its agencies, corporate debt, mortgage pools, asset-backed securities and money market instruments. The average maturity ranges from six to ten years.

                  Dodge & Cox Balanced Fund (Dodge & Cox Balanced Fund) - This fund seeks income, conservation of principal and long-term growth of principal and income. The fund may invest up to 75% of its assets in common stocks and convertible securities. Prospective earnings and dividends are major considerations in these purchases. Individual securities are selected with regard to financial strength and economic background. The fund may invest the balance of its assets in investment-grade, fixed income securities.

                  BGI Barclays Global Investors Fund H (BGI Equity Index Fund H)
                  - This fund seeks to replicate the return of the Standard & Poor's 500 Composite Stock Index. The fund invests in the same securities as the S & P 500 index, a widely accepted benchmark composed of industrial, utility, financial and transportation stocks.

                  Columbia Common Stock Fund, Inc. (Columbia Large Cap Equity
                  Fund) - This fund seeks to provide growth of capital and dividend income for shareholders. The fund invests in a diverse portfolio of common stocks of the largest 250 companies in the United States. Securities selection is based on a number of factors, including financial strength of the companies, ability of management, earnings growth and profit margins.

                                                                     (continued)

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                    Notes to Financial Statements - Continued

(1)      Description of Plan - Continued
         -------------------------------

         (e)      Investment Options - Continued
                  ------------------------------

                  Norwest Small Company Growth Advantage (Norwest Small Cap Equity Fund) - This fund seeks to provide long-term capital appreciation. The fund invests primarily in the common stock of small and medium-sized domestic companies that are either growing rapidly or completing a period of significant change. Up to 10% of the fund's assets may be invested in the common stock of small and medium sized foreign companies.

                  EuroPacific Growth Fund (American Funds EuroPacific Fund) - This fund seeks to provide long-term capital appreciation through international diversification. The fund invests in stocks issued by companies in Europe or the Pacific Basin.

                  Olin Corporation Common Stock (Olin Common Stock Fund) - This fund is invested in the common stock of Olin Corporation, although a small portion of the fund may be held in cash equivalents in order to facilitate cash withdrawals. No new contributions may be invested in, or transferred to, this fund. Transfers out of this fund are permitted but restricted to the Primex Common Stock Fund for any company matching contributions. Dividends received are invested in Primex Common Stock Fund.

                  Arch Chemicals, Inc. Common Stock Fund (Arch Common Stock
                  Fund)- This fund is invested in common stock of Arch Chemicals, Inc., although a small portion of the fund may be held in cash equivalents in order to facilitate cash withdrawals. No new contributions may be invested in, or transferred to, this fund. Transfers out of this fund are permitted but restricted to the Primex Common Stock Fund for any Company matching contributions. Dividends received are invested in Primex Common Stock Fund.

                  Primex Technologies, Inc. Common Stock (Primex Common Stock
                  Fund) - This fund is invested in common stock of the Company, although a small portion of the fund may be held in cash equivalents in order to facilitate cash withdrawals.


                                                                     (continued)

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                    Notes to Financial Statements - Continued


(1)      Description of Plan - Continued
         -------------------------------

         (f)      Participant Loans
                  -----------------

                  Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance excluding that portion of a participant's account attributable to Company discretionary retirement contributions. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years. Participant account balances are reduced by the amount of the loan and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates during the 1999 Plan year ranged from 8.75% - 10.0%. Principal and interest is paid back to the participants account through payroll.

         (g)      Payment of Benefits
                  -------------------

                  Upon termination of service, disability, retirement or death, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account. Amounts not attributable to Company discretionary retirement contributions may be taken in annual installments over a period not to exceed the life expectancy of the participant and/or the life expectancy of the beneficiary.

(2)      Summary of Significant Accounting Policies
         ------------------------------------------

         (a)      Investment Valuation and Income Recognition
                  -------------------------------------------

                  The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (b)      Benefits Paid
                  -------------

                  The Plan records benefits as they are paid to participants and does not accrue benefits prior to payment. As of December 31, 1999 and 1998 participants elected distributions in the amounts of $198,104 and $36,185, respectively, that had not yet been paid.
                                                                     (continued)

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                    Notes to Financial Statements - Continued


(2)      Summary of Significant Accounting Policies - Continued
         ------------------------------------------------------

         (c)      Use of Estimates
                  ----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)      Investments
         -----------

         The Plan's investments are held by a bank-administered trust fund and are presented in the following table:

                                                                              1999                   1998
                                                                           ----------             ----------
         Wachovia Short-Term Investment Fund                            $   8,185,624              4,602,870
         Wachovia Fixed Income Fund                                         6,740,560              8,264,657
         Dodge & Cox Balanced Fund                                         13,241,071              8,658,386
         BGI Barclays Global Investors Fund H                              20,271,618             17,042,767
         Columbia Common Stock Fund, Inc.                                  11,243,115              8,460,251
         Norwest Small Company Growth Advantage                             5,002,385              4,537,271
         EuroPacific Growth Fund                                            5,552,798              2,979,240
         Olin Common Stock Fund                                             6,274,678             11,526,380
         Arch Common Stock Fund                                             3,477,635                      -
         Primex Common Stock Fund                                          23,999,927             22,983,837
         Participant loans                                                  3,690,678              3,277,312
                                                                          -----------            -----------

                  Total investments at fair value                       $ 107,680,089             92,332,971
                                                                          ===========             ==========

(4)      Plan Termination
         ----------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their accounts.

                                                                     (continued)

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                    Notes to Financial Statements - Continued

(5)      Differences Between the Financial Statements and the Form 5500
         --------------------------------------------------------------

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                    1999                1998
                                                                                  -----------        -----------
         Net assets available for benefits per the financial
           statements                                                           $ 107,988,199         92,964,417
            Add contributions receivable at beginning of
              year per the financial statements                                             -            381,766
           Less contributions receivable at end of year per
              the financial statements                                                      -           (727,423)
           Add benefit payments accrual at end of year per
              Form 5500                                                                     -             36,185
           Less benefit payments accrual at beginning of
              year per Form 5500                                                            -           (124,538)
           Other                                                                            -           (203,795)
                                                                                  -----------         ----------
         Net assets available for benefits per the Form 5500                    $ 107,988,199         92,326,612
                                                                                  ===========         ==========

         The following is a reconciliation of contributions per the financial statements to the Form 5500:

                                                                                    1999                1998
                                                                                  -----------        -----------
         Contributions per the financial statements                             $  16,039,255         13,647,196
         Add contributions receivable at beginning of year
           per the financial statements                                               727,423            381,766
         Less contributions receivable at end of year
            per the financial statements                                             (405,978)          (727,423)
         Other                                                                         24,212            (62,952)
                                                                                  -----------         ----------
         Contributions per the Form 5500                                        $  16,384,912         13,238,587
                                                                                  ===========         ==========

         Contributions relating to 1998 that had not been paid prior to year end are recorded on the financial statements but not on the Form 5500.

         The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ending December 31, 1999:

           Benefit payments per the financial statements                        $  11,711,258
           Less benefit payments accrual at beginning of
             1998 per Form 5500                                                      (124,538)
           Add benefit payments accrual at end of 1998
             per Form 5500                                                             36,185
           Other                                                                     (203,795)
                                                                                  -----------
           Benefit payments per the Form 5500                                   $  11,419,110
                                                                                  ===========

         At December 31, 1998, accruals for benefit payments paid after year end are recorded on the Form 5500 and are not recorded on the financial
         statements.                                                 (continued)

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                    Notes to Financial Statements - Continued


(6)      Income Tax Status
         -----------------

         The Plan has received a determination letter from the Internal Revenue Service dated June 29, 1998, stating that the Plan is qualified under
         Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

(7)      Transactions with Parties-In-Interest
         -------------------------------------

         During 1999, the Plan received $329,621 in common stock dividends from the Company.

         Fees paid by the Plan during the year for legal, accounting and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The Company pays a portion of the administrative expenses of the Plan.

         During 1999, the Company approved a two-for-one stock split with a record date of February 22, 1999 and a subsequent stock dividend payment date of March 22, 1999.

(8)      Subsequent Events
         -----------------

         Effective March 1, 2000, Dreyfus Retirement Services Corporation (Dreyfus) became the record keeper and Boston Safe Deposit and Trust Company became the trustee for the Plan. As a result, assets in the Plan, with the exception of the common stock funds, were transferred to new investment options offered by Dreyfus.

         Effective January 1, 2000, Primex revised the funding policy for the Company retirement contribution from monthly to annually. Contributions for the year 2000 will be credited to participant accounts in January 2001 based on the participants age as of January 1, 2000 and their year 2000 wages. Additionally, the Company eliminated participant quarterly transaction fees and initiated a $50 loan fee for all new loans taken after March 1, 2000. The loan feature in the Plan was also changed to a maximum of two outstanding loans per participant.

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                   Employer Identification Number: 06-1458069

                                Plan Number: 001

                                December 31, 1999

Identity of issuer,           Description of investment including
 borrower, lessor,                  maturity date, rate of                                  Cost of          Current
 or similar party                   interest or collateral               Shares          acquisitions         value
------------------------  ---------------------------------------  -----------------     ------------      -----------
   Wachovia Short-Term
      Investment Fund                  Money Market Fund                 8,185,624      $ 8,185,624           8,185,624

   Wachovia Fixed Income
      Fund                             Mutual Fund                     11,499.8945        6,782,185           6,740,560

   Dodge & Cox Balanced
     Fund                              Mutual Fund                    201,507.7050       13,533,188          13,241,071

   BGI Equity Index Fund
     H                                 Mutual Fund                      498,522.13       12,800,431          20,271,618

   Columbia Common Stock
     Fund, Inc.                        Mutual Fund                    389,035.1310        8,903,383          11,243,115

   Wells Fargo FDS Small
     Company Growth                    Mutual Fund                    156,178.1070        4,671,709           5,002,385

   EuroPacific Growth Fund             Mutual Fund                    130,164.0430        4,080,696           5,552,798

   Olin Corporation                    Common stock                        316,703        4,278,398           6,274,678

   Arch Chemicals, Inc.                Common stock                        166,096        2,725,180           3,477,635

 * Primex Technologies, Inc.           Common stock                      1,156,623       16,838,948          23,999,927

   Participant loans                   6.5% - 10.5%                              -        3,690,678           3,690,678
                                                                                          ---------           ---------

                                                                                       $ 86,490,420         107,680,089
                                                                                         ==========         ===========

* Indicates parties-in-interest to the Plan.

                            PRIMEX TECHNOLOGIES, INC.
                              RETIREMENT INVESTMENT
                           MANAGEMENT EXPERIENCE PLAN

                  Item 27d- Schedule of Reportable Transactions

                   Employer Identification Number: 06-1458069

                                Plan Number: 001

                          Year Ended December 31, 1999


    Identity of                                                                               Cost      Current Value
       Party                                                    Purchase        Selling        of        of Asset on     Net Gain
     Involved                     Description of Asset           Price           Price        Asset    Transaction Date  or (loss)
--------------------       -------------------------------     ---------        -------       -----    ----------------  ---------
American Funds Group       American Funds EuroPacific Fund    $ 3,256,852               -    3,256,852     3,256,852             -

American Funds Group       American Funds EuroPacific Fund              -       2,321,614    1,964,691     2,321,614       356,923

BGI Barclays Global        BGI Equity Index Fund H              4,605,855               -    4,605,855     4,605,855             -

BGI Barclays Global        BGI Equity Index Fund H                      -       4,938,342    3,294,377     4,938,342     1,643,965

Columbia Funds             Columbia Large Cap Equity Fund       3,301,067               -    3,301,067     3,301,067             -

Columbia Funds             Columbia Large Cap Equity Fund               -       2,135,671    1,742,669     2,135,671       393,002

Dodge and Cox Funds        Dodge and Cox Balanced Fund          6,834,183               -    6,834,183     6,834,183             -

Dodge and Cox Funds        Dodge and Cox Balanced Fund                  -       2,209,296    2,158,131     2,209,296        51,165

Norwest Advantage Funds    Norwest Small Cap Equity Fund        6,337,053               -    6,568,085     6,337,053             -

Norwest Advantage Funds    Norwest Small Cap Equity Fund                -       6,621,029    7,169,606     6,621,662      (548,577)

Primex Technologies        Primex Common Stock Fund             4,467,489              -     4,467,489     4,467,489             -

Primex Technologies        Primex Common Stock Fund                     -      1,974,298     1,232,636     1,974,298       741,662

Wachovia                   Wachovia Money Market Fund          41,406,362              -    41,406,362    41,406,362             -

Wachovia                   Wachovia Money Market Fund                   -     39,654,284    39,654,284    39,654,284             -